February 3, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Larry Spirgel, Office Chief; Alexandra Barone, Staff Attorney

Re:	Stronghold Digital Mining, Inc. Amendment No. 3 to Form S-1 Registration Statement on Form S-3 Registration Statement Filed January 13, 2023 File No. 333-267869

Ladies and Gentlemen:

Set forth below are the responses of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 31, 2023, with respect to Amendment No. 3 to Form S-1 Registration Statement on Form S-3 Registration Statement, File No. 333-267869, filed with the Commission on January 13, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing an Amendment No. 4 to the Registration Statement on Form S-3 (“Amendment No. 4”) via EDGAR.

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 4. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 4.

Oral Comment to Amendment No. 3 to Form S-1 Registration Statement on Form S-3 Registration Statement filed on January 13, 2023

General

1.
On January 31, 2021, in a telephone conversation with the Staff, the Staff requested that we confirm that our response to the Staff’s prior Comment #1 (regarding whether any of the recent bankruptcies in the digital asset space have had any material direct or indirect impact on us) is still accurate in light of the recently announced Genesis bankruptcy and our relationship with Foundry, and to consider the advisability of adding some cautionary disclosure to the effect that we cannot provide any assurance that these recent bankruptcies, or potential future bankruptcies of other participants, in the digital asset space will not have a material impact on our company in the future.

RESPONSE: In response to the Staff’s comment, we have included disclosure in Amendment No. 4 to reaffirm that our previous response to the Staff’s comment is still accurate even in light of the recently announced bankruptcy of Genesis Global Holdco, LLC. Further, we have added additional disclosure that we cannot provide any assurance that we will not be materially impacted in the future by bankruptcies of participants in the crypto asset space. Please see pages 2, 3, 8, 10 and 11 of Amendment No. 4.

* * * * *

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 237-0022, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Gregory A. Beard
Name:	Gregory A. Beard
Title:	Chief Executive Officer

Enclosures

cc:
Alexandra Barone, Staff Attorney
Larry Spirgel, Office Chief
Matthew J. Smith, Chief Financial Officer, Stronghold Digital Mining, Inc.
Matthew Usdin, General Counsel, Stronghold Digital Mining, Inc.
Daniel M. LeBey, Vinson & Elkins L.L.P.
Shelley A. Barber, Vinson & Elkins L.L.P.